UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 31)*

Kemper Corporation

(Name of issuer)

Common Stock, $ 0.10 par value

(Title of class of securities)

48840110-0

(CUSIP number)

December 31, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) Fayez Sarofim
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 2,469,070
	(6)	Shared voting power 982,338
	(7)	Sole dispositive power 2,469,070
	(8)	Shared dispositive power 1,022,166

(9)	Aggregate amount beneficially owned by each reporting person 3,491,236
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.5%
(12)	Type of reporting person (see instructions) IN

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) Fayez Sarofim & Co. 74-1312679
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 0
	(6)	Shared voting power 982,388
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,022,166

(9)	Aggregate amount beneficially owned by each reporting person 1,022,166
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.6%
(12)	Type of reporting person (see instructions) IA, CO

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) Sarofim International Management Co. 76-0418292
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization TX

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 0
	(6)	Shared voting power 725,020
	(7)	Sole dispositive power
	(8)	Shared dispositive power 725,020

(9)	Aggregate amount beneficially owned by each reporting person 725,020
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.1%
(12)	Type of reporting person (see instructions) IA, CO

Item 1. (a).	Name of Issuer:

Kemper Corporation (formerly known as Unitrin, Inc.)

(b).	Address of Issuer’s Principal Executive Offices:

One East Wacker Drive

Chicago, Illinois 60601

Item 2. (a) – (c) Name, Principal Business Address, and Citizenship of Persons Filing:

Fayez Sarofim & Co. – Texas

Fayez Sarofim – U.S.A.

Sarofim International Management Co. - Texas

Two Houston Center, Suite 2907

909 Fannin Street

Houston, Texas 77010

(d).	Title of Class of Securities:

Common stock, $0.10 par value

(e).	CUSIP Number:

48840110-0

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with s.240.13d-1(b) (1) (ii) (J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i)

297,146 shares are held in investment advisory accounts managed by Fayez Sarofim & Co. for numerous clients. Pursuant to its investment advisory contract with its clients, Fayez Sarofim & Co. has full investment discretion with respect to such investment advisory accounts. However, Fayez Sarofim & Co. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits (dividend payments and sales proceeds) of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Fayez Sarofim & Co. at any time. Because Fayez Sarofim & Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of the Rule 13d-3 under the Securities Exchange Act of 1934. Because Fayez Sarofim is the Chairman of the Board, a director and owner of a majority of the outstanding capital stock on an indirect basis of Fayez Sarofim & Co., he may also be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

(ii)

725,020 shares are owned directly by Sarofim International Management Company for its own account. Because Sarofim International Management Company is a wholly owned subsidiary of Fayez Sarofim & Co. and Fayez Sarofim is a controlling person of Fayez Sarofim & Co., each of Fayez Sarofim & Co. and Fayez Sarofim may be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

(iii)	2,469,070 shares are owned of record and beneficially by Fayez Sarofim. Fayez Sarofim & Co. has no beneficial ownership of these shares.

(b)	Percent of class:

Fayez Sarofim & Co. – 1.6%

Sarofim International Management Company – 1.1%

Fayez Sarofim – 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote :

Fayez Sarofim & Co. – 0

Sarofim International Management Company – 0

Fayez Sarofim – 2,469,070

(ii)	Shared power to vote or to direct the vote:

Fayez Sarofim & Co. – 1,022,166

Sarofim International Management Company – 725,020

Fayez Sarofim – 1,022,166

(iii)	Sole power to dispose or to direct the disposition of:

Fayez Sarofim & Co. – 0

Sarofim International Management Company – 0

Fayez Sarofim – 2,469,070

(iv)	Shared power to dispose or to direct the disposition of:

Fayez Sarofim & Co. – 1,022,166

Sarofim International Management Company – 725,020

Fayez Sarofim – 1,022,166

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

With respect to securities held in accounts managed by Fayez Sarofim & Co. or held in accounts managed by Sarofim International Management Company, clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No one client has such right with respect to more than five percent of the Class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

As indicated in Item 3, Fayez Sarofim is Chairman of the Board, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2022
(Date)

/s/ Fayez Sarofim*
(Signature)

Sarofim International Management Co. By: /s/ Mitch Gibbons
(Signature)

General Counsel
(Name/Title)

Fayez Sarofim & Co.*

By: /s/ Mitch Gibbons
(Signature)

General Counsel
(Name/Title)

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G/A dated December 31, 2021 relating to the Common Stock of Kemper Corporation shall be filed on behalf of the undersigned.

March 8, 2022
(Date)

/s/ Fayez Sarofim*
(Signature)

Sarofim International Management Co.* By: /s/ Mitch Gibbons
(Signature)

General Counsel
(Name/Title)

Fayez Sarofim & Co.*

By: /s/ Mitch Gibbons
(Signature)

General Counsel
(Name/Title)

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.